Exhibit 99.1

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023

Assets
Current Assets
Cash	$18,490,635	$16,926,878
Bank acceptance receivables	18,542,340	20,431,900
Accounts receivable, net	82,560,856	78,570,956
Accounts receivable-a related party	788,726	456,361
Inventories	1,092,314	1,617,225
Due from a related party-current	5,375,546	21,127
Prepayment and other current assets	14,463,232	14,212,606
Total current assets	141,313,649	132,237,053

Property, plant and equipment	8,189,571	8,830,968
Intangible assets	452,661	3,915,917
Investment	8,641,607	6,131,941
Deposits to a related party-noncurrent	8,944,298	9,155,059
Other noncurrent assets	11,008,366	11,267,764
Operating lease right-of-use asset	-	7,087
Deferred tax assets	612,664	369,483
Total assets	$179,162,816	$171,915,272

Liabilities and shareholders’ equity
Liabilities
Short-term bank borrowings	$7,705,856	$7,324,047
Convertible debt	4,060,983	-
Accounts payable	15,863,347	15,822,029
Taxes payable	1,119,800	1,082,131
Accrued expenses and other current liabilities	840,480	842,156
Operating lease liabilities -current	-	2,495
Total current liabilities	29,590,466	25,072,858

Operating lease liabilities -noncurrent	-	4,592
Total liabilities	29,590,466	25,077,450

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 26,093,796 and 23,940,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	13,046	11,970
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2023	-	-
Additional paid-in capital	44,999,810	42,967,006
Statutory surplus reserves	16,069,771	15,985,627
Retained earnings	99,268,335	94,635,889
Accumulated other comprehensive loss	(10,778,612)	(7,268,652)
Total shareholders’ equity	149,572,350	146,331,840
Non-controlling interest	-	505,982
TOTAL EQUITY	149,572,350	146,837,822

Total liabilities and shareholders’ equity	$179,162,816	$171,915,272

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six months Ended June 30,
	2024	2023
Revenues
Third party sales	$45,035,893	$48,178,325
Related party sales	307,805	11,751
Total revenues	45,343,698	48,190,076
Cost of revenues	30,158,297	31,019,347

Gross profit	15,185,401	17,170,729

Operating expenses
Selling	3,199,538	3,161,070
General and administrative	3,502,639	3,452,610
Research and development	1,459,945	1,460,376
Provision for credit loss	1,131,267	-
Total operating expenses	9,293,389	8,074,056

Income from operations	5,892,012	9,096,673

Other (income) expense:
Change in fair value in convertible debt	514,862	-
Interest expense	129,292	128,973
Interest income	(292,670)	(361,532)
Currency exchange (gain) loss	(327,531)	119,193
Other (income) expense, net	(17,289)	114,298
Total other expenses	6,664	932

Income before income tax provision	5,885,348	9,095,741
Income taxes expense	1,175,023	2,064,212
Net income	4,710,325	$7,031,529
Net loss attributable to non-controlling interests	(6,265)	(30,478)
Net income attributable to shareholders	4,716,590	7,062,007

Foreign currency translation adjustment –loss	(3,521,564)	(6,319,857)
Comprehensive income	$1,188,761	$711,672
Comprehensive loss attributable to non-controlling interests	(17,869)	(56,278)
Comprehensive income attributable to shareholders	1,206,630	767,950

Weighted average number of ordinary shares - basic	25,056,143	23,940,000
Weighted average number of ordinary shares - diluted	30,716,582	23,940,000

Basic net income per ordinary share	$0.19	$0.29
Diluted net income per ordinary share	$0.17	$0.29

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total Equity
Balance as of December 31, 2022	23,940,000	$11,970	$42,967,006	$15,665,860	$83,330,239	$(3,852,138)	556,143	$138,679,080

Net income	-	-	-	-	7,062,007	-	(30,478)	7,031,529
Currency translation adjustment	-	-	-	-	-	(6,294,057)	(25,800)	(6,319,857)
Balance as of June 30, 2023	23,940,000	11,970	42,967,006	15,665,860	90,392,246	(10,146,195)	499,865	139,390,752

Balance as of December 31, 2023	23,940,000	11,970	42,967,006	15,985,627	94,635,889	(7,268,652)	505,982	146,837,822
Conversion of convertible debt	2,153,796	1,076	1,437,804	-	-	-	-	1,438,880
Warrants	-	-	595,000	-	-	-	-	595,000
Net income	-	-	-	-	4,716,590	-	(6,265)	4,710,325
Disposal of shareholders’ interest in a subsidiary	-	-	-	-	-	-	(488,113)	(488,113)
Appropriation of statutory reserve	-	-	-	84,144	(84,144)	-	-	-
Currency translation adjustment	-	-	-	-	-	(3,509,960)	(11,604)	(3,521,564)
Balance as of June 30, 2024	26,093,796	13,046	44,999,810	16,069,771	99,268,335	(10,778,612)	-	149,572,350

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,
	2024	2023
Cash Flows from operating activities:
Net income	$4,710,325	$7,031,529
Adjustments reconcile net income to net cash provided by (used in) operating activities:
Depreciation	272,219	283,484
Amortization	19,177	13,733
Net loss from disposal of property, plant and equipment	-	104,572
Provision for credit loss	1,131,267	-
Deferred tax benefit	(253,508)	-
Currency exchange (gain) loss	(327,531)	119,193
(Gain) loss from equity method investments	(6,935)	1,632
Gain from cost method investments	-	(202)
Gain from disposal of equity interest in a subsidiary	(21,303)	-
Change in fair value in convertible debt	514,862	-
Amortization of operating lease right-of-use assets	403	-
Changes in operating assets and liabilities:
Bank acceptance receivables	1,429,460	2,755,706
Accounts receivable	(7,845,816)	(14,101,576)
Accounts receivable-related party	(345,352)	-
Inventories	491,208	(606,934)
Prepayments and other assets	(69,200)	178,920
Accounts payable	1,168,462	(1,559,255)
Accrued expenses and other current liabilities	156,440	(38,714)
Advance from customers	(65,927)	-
Taxes payable	58,172	393,343
Operating leases liabilities	(624)	-
Net cash provided by (used in) operating activities	1,015,799	(5,424,569)

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,422)	(1,001,925)
Advance to a related party	(5,414,437)	-
Additions to intangible assets	-	(3,581,058)
Proceeds from disposal of property, plant and equipment	-	355,993
Proceeds from disposal of long-term investment	-	360,839
Net cash used in investing activities	(5,424,859)	(3,866,151)

Cash flows from financing activities:
Proceeds from convertible debt	5,580,000	-
Proceeds from short-term bank borrowings	6,375,607	5,340,415
Repayments of short-term bank borrowings	(5,821,206)	(4,618,738)
Net cash provided by financing activities	6,134,401	721,677

Effect of foreign exchange rate changes	(161,584)	(306,443)
Net increase (decrease) in cash	1,563,757	(8,875,486)
Cash, beginning of the period	16,926,878	26,736,700
Cash, end of the period	$18,490,635	$17,861,214

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for income tax	$1,664,245	$2,313,417
Cash paid for interest	$117,751	$128,973

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Principal Activities:

Meihua International Medical Technologies Co., Ltd. (“Meihua” or the “Company”) was incorporated on November 10, 2020 in the Cayman Islands. Meihua is a holding company with no operations. Meihua produces and sells medical consumables through its subsidiaries located in People’s Republic of China (“PRC” or “China”).

As of June 30, 2024, the Company’s subsidiaries are as follows:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding
扬州华达医疗器械有限公司 Yangzhou Huada Medical Equipment Co., Ltd. (“Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales
江苏亚达科技集团有限公司 Jiangsu Yada Technology Group Co., Ltd. (“Yada”)	Yangzhou	100% by Huada	December 5, 1991	Medical Equipment Sales
江苏华东医疗器械实业有限公司 Jiangsu Huadong Medical Device Industry Co., Ltd. (“Huadong”)	Yangzhou	100% by Yada	November 18, 2000	Medical Equipment Sales
海南瑞营科技有限公司 Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”)	Hainan	51% by Huadong	October 25, 2023	Medical Equipment Sales

Kang Fu was incorporated on October 13, 2015 with a registered capital of HKD 63,254,200 ($8,109,513). Kang Fu is a holding company with no operations. The following operating entities (Huada, Yada and Huadong) are all directly and indirectly 100% owned by Kang Fu for all the periods presented.

Huada is a subsidiary wholly owned by Kang Fu and established in Yangzhou, China on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400.

Yada is a subsidiary wholly owned by Huada and was established in Yangzhou, China on December 5, 1991 with a registered capital of RMB51,390,000.

Huadong is a subsidiary wholly owned by Yada and was established in Yangzhou, China on November 18, 2000 with a registered capital of RMB50,000,000.

Those three subsidiaries primarily manufacture and sell Class I, II and III disposable medical devices under the Company’s own brands, and distribute Class I, II and III disposable medical devices sourced from other manufacturers to our domestic and overseas customers.

Hainan Ruiying is a subsidiary 51% owned by Huadong and established in Hainan, China on October 25, 2023 with a registered capital of RMB10,000,000.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto for the fiscal years ended December 31, 2023 and 2022.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes.

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the period between   non-controlling shareholders and the shareholders of the Company. As of June 30, 2024, non-controlling interests amounted to $nil, representing non-controlling shareholders’ proportionate share of equity interests in Hainan Ruiying, which has not begun operations.

Functional Currency and Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Therefore, the functional currency of Kang Fu is Hong Kong dollar and the functional currency of other subsidiaries is Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

The assets and liabilities of the Company are translated at the exchange spot rate at the balance sheet date, shareholders’ equity   is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods, except that the exchange rate used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for both the six months ended June 30, 2024 and 2023. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220, Comprehensive Income. The following are the exchange rates that were used in translating the Company’s PRC subsidiaries’ financial statements into the consolidated financial statements:

	June 30, 2024	December 31, 2023	June 30, 2023

Period-end spot rate	US$1=RMB 7.2672	US$1=RMB 7.0999	US$1=RMB 7.2513

Average rate	US$1=RMB 7.2150	US$1=RMB 7.0809	US$1=RMB 6.9283

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of June 30, 2024 and December 31, 2023 substantially all the Company’s cash was held in major financial institutions located in Hong Kong and mainland China, which institutions management considers to be of high credit quality.

For the six months ended June 30, 2024, one customer accounted for approximately 12.40% of the Company’s total revenues. For the six months ended June 30, 2023, two customers accounted for approximately 18.18% and 10.01% of the Company’s total revenues.

As of June 30, 2024, one customer accounted for approximately 12.20% of the Company’s accounts receivable. As of December 31, 2023, one customer accounted for approximately 15.63% of the Company’s accounts receivable.

For the six months ended June 30, 2024, one supplier accounted for approximately 13.19% of the Company’s total purchases. For the six months ended June 30, 2023, one supplier accounted for approximately 14.73% of the Company’s total purchases.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2:	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of June 30, 2024 and December 31, 2023.

The Company elected the fair value option to account for its convertible loans. The Company engaged an independent valuation firm to perform the valuation. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, historical volatility of the Company’s share prices, risk-free interest rate and discount rate. Refer to Note 8 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimation, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2024.

June 30, 2024
Opening balance	$-
New convertible loans issued	4,985,000
Loss on change in fair value of convertible loan	514,862
Conversion of convertible loans	(1,438,879)
Total	$4,060,983

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

The Company’s provision for credit losses related to accounts receivable were $1,131,267 and $nil for six months ended June 30, 2024 and 2023 (see Note 3).

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Manufactured inventories included cost of materials, labor and overhead expenses. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized on inventories as of June 30, 2024 and December 31, 2023.

Intangible Assets

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Category	Useful lives
Land use rights	50 years
Patent	5 years
Trademark	10 years

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges as of June 30, 2024 and December 31, 2023. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Investment

In accordance with Financial Accounting Standards Board (“FASB”) ASC 321, “Investment-Equity Securities,” the Company accounts for non-marketable securities on a prospective basis. Equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative.

On March 3, 2011, Yada invested in Yangzhou Juyuan Guarantee Co., Ltd (“Juyuan”) and obtained a 12% equity interest of Juyuan. Since the Company does not have significant influence on the private company which does not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. The investment is reviewed periodically to determine if its value has been impaired and adjustments are recorded as necessary in profit or loss for the period. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of $353,062 (RMB 2.5 million), leaving Yada with a 7% equity interest.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

On December 1, 2022, Huadong invested RMB 40 million into Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”) and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise exercise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2024 and 2023, the investment gain from Zhongxiangxin was $3,747 and $1,632, respectively.

On February 26, 2024, the Company transferred 45% equity interest in Hainan Guoxie from Kangfu to Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie, thus the Company deconsolidated Hainan Guoxie upon the completion of the transaction. A disposition gain of $21,304 (RMB153,700) resulting from disposal of the 10% equity interest was included in line item “Other (income) expense, net” of Statements of Income and Comprehensive Income. $nil gain (loss) was recognized relates to the remeasurement of remaining 45% interest in Hainan Guoxie, as the Company decided the fair value of Hainan Guoxie equaled its book value due to the entity has not begun operation.

After the transaction, the Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise exercise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss in the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2024 and 2023, the investment gain from Guoxie was $3,187 and $nil, respectively, which were included in line item “Other (income) expense, net” of Statements of Income and Comprehensive Income.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For the for the six months ended June 30, 2024 and 2023, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company primarily sells its products to hospitals and medical equipment companies. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms for product sales are generally set at 90 to 180 days after the consideration becomes due and payable.

Revenue Disaggregation

The Company’s disaggregated revenues are represented by two categories which are type of goods and type of customers.

Type of Goods

	For The Six Months Ended June 30,
	2024	2023
	US$	US$
Self-Manufactured Products	20,693,991	23,435,544
Resales of Sourced Disposable Medical Devices from Third Party Manufacturers	24,649,707	24,754,532
Total Revenue	45,343,698	48,190,076

Type of Customers

	For The Six Months Ended June 30,
	2024	2023
	US$	US$
Direct sales	3,370,827	4,305,506
Distributors	41,972,871	43,884,570
Total Revenue	45,343,698	48,190,076

Earnings per Ordinary Share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

Comprehensive Income (Loss)

ASC 220, Comprehensive Income (“ASC 220”) establishes rules for reporting and display of comprehensive income and its components. ASC 220 requires that unrealized gains and losses on the Company’s foreign currency translation adjustments be included in comprehensive income (loss).

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $859 and $8,275 for the six months ended June 30, 2024, and 2023, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $ 1,459,945 and $1,460,376 for the six months ended June 30, 2024, and 2023, respectively.

Income Tax

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Segment Reporting

FASB 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

The Company has disclosed the type of revenue by government category as follows.

	June 30, 2024			June 30, 2023
	US$			US$
Category	Produced	Purchased	Total	Produced	Purchased	Total
Class I	3,499,514	5,532,267	9,031,781	3,561,156	4,462,704	8,023,860
Class II	15,812,678	17,118,859	32,931,537	17,313,377	17,761,970	35,075,347
Class III	313,103	628,028	941,131	524,802	873,575	1,398,377
Others	1,068,696	1,370,553	2,439,249	2,036,209	1,656,283	3,692,492
Total	20,693,991	24,649,707	45,343,698	23,435,544	24,754,532	48,190,076

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		June 30, 2024	June 30, 2023
Category	Products	US$	US$
Class I	Eye drops bottle	671,889	1,073,853
	Oral medicine bottle	1,296,401	1,830,363
	Anal bag	1,348,431	849,099
	Other Class I	5,715,060	4,270,545
Subtotal-Class I		9,031,781	8,023,860
Class II	Masks	67,144	47,946
	Identification tape	6,215,605	5,494,306
	Disposable medical brush	4,348,913	4,481,601
	Gynecological inspection kits	3,690,332	3,022,727
	Surgical kit	1,221,656	2,206,201
	Medical brush	2,466,810	2,809,448
	Medical kit	856,880	983,584
	Other Class II	14,064,197	16,029,534
Subtotal-Class II		32,931,537	35,075,347
Class III	Electronic pump	89,329	138,751
	Anesthesia puncture kit	144,757	229,616
	Disposable infusion pump	52,857	113,335
	Infusion pump	91,687	178,461
	Electronic infusion pump	970	330
	Laparoscopic trocar	4,923	38
	Other Class III	556,608	737,846
Subtotal-Class III		941,131	1,398,377
Others		2,439,249	3,692,492
Total		45,343,698	48,190,076

For the six months ended June 30, 2024, and 2023, revenues and assets within the PRC contributed to more than 99.0% of the Company’s total revenues and assets.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

On March 21, 2024, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2024-01 (“ASU 2024-01”), which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The Company is currently evaluating the impact of the adoption of ASU 2024-01 on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and statements of cash flows.

3. Accounts receivable, net

Accounts receivable consisted of the following:

	June 30, 2024	December 31, 2023
Accounts receivable	$86,356,813	$80,955,803
Less: allowances for credit losses	(3,007,231)	(1,928,486)
Total accounts receivable, net	83,349,582	79,027,317
Less: accounts receivable, net, related parties	(788,726)	(456,361)
Accounts receivable from third parties, net	$82,560,856	$78,570,956

For the six months ended June 30, 2024, and 2023, provision for credit losses amounted to $1,131,267 and $nil, respectively.

Allowance for credit losses movement is as follows:

	For the six months ended June 30, 2024	For the year ended December 31, 2023
Beginning balance	$1,928,486	$-
Bad debt provision	1,131,267	1,933,661
Foreign exchange translation	(52,522)	(5,175)
Ending balance	$3,007,231	$1,928,486

4. Inventories

Inventories consist of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Raw material	391,392	526,522
Work-in-process	101,647	2,376
Finished goods	562,571	1,048,211
Low-value consumables	36,704	40,116
Total	1,092,314	1,617,225

For the six months ended June 30, 2024 and 2023, there were no writes-down of inventories.

5. Intangible Assets

Intangible assets consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Land use rights*	714,558	4,222,682
Patents	27,521	28,170
Software	12,086	12,371
Trademarks	115,584	118,309
Total	869,749	4,381,532
Less: accumulated amortization	(417,088)	(465,615)
Intangible assets, net	452,661	3,915,917

*	As the Company no longer exercises control over Hainan Guoxie, the balance no longer includes $3,354,068 land use rights owned by Hainan Guoxie.

Amortization expense was $19,177 and $13,733 for the six months ended June 30, 2024 and 2023, respectively.

The following table sets forth the Company’s future amortization expenses as of June 30, 2024:

For the six months ending December 31,
2024	$7,669
For the years ending December 31,
2025	15,600
2026	14,291
2027	14,291
2028	14,291
Thereafter	386,519
$452,661

6. Investment

On March 3, 2011, Yada invested RMB 6 million into Yangzhou Juyuan Guarantee Co., Ltd. (“Juyuan”) and obtained a 12% equity interest of Juyuan. Juyuan mainly provides financing guarantee services and relevant consulting services to customers. Juyuan has only one executive director and one supervisor. Neither the executive director nor the supervisor has any relationship to Yada or its management. Therefore, Yada has neither control nor significant influence over Juyuan. For the Company’s investments which are passive and for which the Company does not have significant influence or control and there is no readily determinable fair value, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. On January 5, 2023, the majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of $353,062 (RMB 2.5 million). The carrying value of the investment amounted to $481,616 as of June 30, 2024.

On December 1, 2022, Huadong invested RMB 40 million into Zhongxiangxin, and obtained a 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investment using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2024 and 2023, the investment gain from Zhongxiangxin was $3,747 and $1,632, respectively.

On February 26, 2024, the Company transferred its 45% equity interest in Hainan Guoxie from Kangfu to Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. During March 1, 2024 to June 30, 2024, the investment gain from Hainan Guoxie was $3,187.

For the six months ended June 30, 2024 and 2023, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

7. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of June 30, 2024 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.30%	2/1/2024	1/31/2025	10,000,000	1,376,046
Bank of China	Huadong	2.42%	3/11/2024	3/10/2025	5,000,000	688,023
Minsheng Bank	Huadong	3.00%	1/12/2024	1/10/2025	3,000,000	412,813
Bank of Communications	Huadong	4.50%	4/23/2024	4/23/2025	9,000,000	1,238,441
Bank of Jiangsu	Huadong	3.10%	1/8/2024	1/8/2025	10,000,000	1,376,046
Industrial and Commercial Bank of China	Yada	3.45%	2/22/2024	2/21/2025	9,000,000	1,238,441
Agricultural Bank of China	Yada	3.50%	12/20/2023	12/19/2024	10,000,000	1,376,046
Total					56,000,000	7,705,856

Short-term bank borrowings as of December 31, 2023 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	1/31/2023	1/29/2024	5,000,000	704,235
Bank of China	Huadong	3.50%	3/10/2023	3/9/2024	10,000,000	1,408,471
Bank of Communications	Huadong	3.50%	11/3/2022	4/25/2024	5,000,000	704,235
Bank of Communications	Huadong	3.50%	1/19/2023	5/25/2024	4,000,000	563,389
Agricultural Bank of China	Huadong	3.15%	4/21/2023	4/19/2024	9,000,000	1,267,623
Industrial and Commercial Bank of China	Yada	3.45%	2/17/2023	2/16/2024	9,000,000	1,267,623
Agricultural Bank of China	Yada	3.50%	12/20/2023	12/19/2024	10,000,000	1,408,471
Total					52,000,000	7,324,047

Interest expense was $129,292 and $128,973 for the six months ended June 30, 2024 and 2023, respectively.

The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu, and its subsidiary Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	June 30, 2024	December 31, 2023
	US$	US$
Buildings, net	1,042,045	3,495,192
Land use right, net	-	90,832
Total	1,042,045	3,586,024

8. Convertible loans

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,255 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. Gross proceeds amounted to approximately $5,580,000. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4,800,000.

Based on the valuation report performed by an independent valuation firm, the fair value of the convertible notes upon issuance was determined to be of $4,985,000. The remaining $595,000 was allocated to the fair value of warrants, which was included the Company’s equity. The Company has elected to recognize the convertible notes at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible notes were valued using the binomial tree model.

The assumptions used to value the convertible notes were as follows:

For the six months ended June 30, 2024
Time to maturity	0.50 year -1.00 year
Historical volatility of the company’s share prices	54.3%-58.8%
Risk-free interest rate	4.80%-5.33%
Discount rate	5.70%-6.15%

The convertible debt was partially converted into 2,153,796 ordinary shares (refer to Note 11) of the Company during   the six months ended June 30, 2024. The fair value of the convertible debt immediately prior to conversion was assessed at $1,438,879. As of June 30, 2024, the fair value of the outstanding balance of the convertible debt was $4,060,983.

For the six months ended June 30, 2024, due to a change in fair value of the convertible loans, the Company recognized unrealized loss of $514,862 in other (income) expense.

9. Taxes Payable

Taxes payable consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
VAT payable	416,679	353,887
Income tax payable	627,958	672,245
Other tax payable	75,163	55,999
Total	1,119,800	1,082,131

10. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, the Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million earned in assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Kang Fu has been nominated by the Company as the entity to apply the two-tiered rates for the assessment years of 2024 and 2023.

PRC

Provisions for income tax are as follows:

	June 30, 2024	June 30, 2023
	US$	US$
Provisions for current income tax	1,428,531	2,064,212
Provisions for deferred income tax	(253,508)	-
Total	1,175,023	2,064,212

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the six months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
	US$	US$
Income before income tax provision	5,427,968	9,095,741
Tax at the PRC statutory tax rates	1,705,363	2,203,411
Preferential tax rates	(250,386)	(324,160)
Change in valuation allowance	-	16,934
Tax effect of non-deductible expenses	85,032	208,961
Tax effect of R&D expenses additional deduction*	(364,986)	(365,094)
Income tax expense	1,175,023	2,064,212

*	According to PRC tax regulations, an additional 100% of current year R&D expenses may be deducted from tax income.

Under the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

Huadong was granted a High and New Technology Enterprise (“HNTE”) certificate and received a preferential tax rate of 15% for a three-year validity period from November 30, 2016 and the HNTE certificate was renewed on December 22, 2022 with a three-year validity period. Thus, Huadong will remain eligible for a 15% preferential tax rate from January 1, 2016 through December 31, 2025.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Huada, Yada and Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Huada, Yada and Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of June 30, 2024, the Company has determined that the undistributed earnings in Huada, Yada and Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions.

11. Shareholders’ Equity

Ordinary Shares

As of June 30, 2024 and December 31, 2023, 26,093,796 and 23,940,000 ordinary shares were issued and outstanding, respectively. As of June 30, 2024 and December 31, 2023, nil preferred shares were issued and outstanding.

Conversion of convertible loans

On January 24, 2024, the Company issued 294,673 ordinary shares upon the conversion of $250,000 of convertible debt with conversion price of $0.85 per share. On February 14, 2024, the Company issued 280,932 ordinary shares upon the conversion of US$250,000 of convertible debt with conversion price of $0.89 per share. On February 15, 2024, the Company issued 561,862 ordinary shares upon the conversion of US$500,000 of convertible debt with conversion price of $0.89 per share. On March 19, 2024, the Company issued 368,135 ordinary shares upon the conversion of US$250,000 of convertible debt with conversion price of $0.68 per share. On June 14, 2024, the Company issued 648,194 ordinary shares upon the conversion of US$400,000 of convertible debt with conversion price of $0.62 per share.

Subsequently, on July 31, 2024, the Company issued 2,122,020 ordinary shares upon the conversion of $2,000,000 of convertible debt with conversion price of $0.94 per share.

Warrants

As of June 30, 2024, there were 1,205,254 warrants outstanding and exercisable into ordinary shares, which were related to warrants issued in connection of the Company’s convertible loans with fair value of $595,000 (refer to Note 8). No warrants have been exercised for the six months ended June 30, 2024.

The warrants were valued using the black-scholes model. The assumptions used to value the warrants were as follows:

As of issue date (Jan 2, 2024)
Share price	$1.4
Exercise price	$2.9869
Interest rate	3.93%
Time to maturity	5 years
Volatility	59%

A summary of warrants activity for the six months ended June 30, 2024 was as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average life	Expiration dates
		US$ per share	Years
Balance of warrants outstanding as of December 31, 2023	-	-	-	-
- warrants issued in connection with the convertible loans	1,205,254	2.9869	5	January 2,2029
Balance of warrants outstanding and exercisable as of June 30, 2024	1,205,254	2.9869	5	January 2,2029

12. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of June 30, 2024 and December 31, 2023, the Company did not have a discretionary surplus reserve. As of June 30, 2024, Huada is required to allocate after-tax profits to this reserve because of the increase in paid -in capital.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $53,904,858 and $53,888,383 as of June 30, 2024 and December 31, 2023, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

13. Related Party Transactions and Balances

(1) Related Parties:

Name of related parties	Relationship with the Company
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Li Jun	A shareholder of Hainan Ruiying
Liu Fang	Daughter of Yongjun Liu, Chairman and shareholder of the Company
Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”)	An entity method investee

(2) Accounts receivable from a related party

Name of related party	June 30, 2024	December 31, 2023
Yangzhou Meihua Import and Export Co., Ltd.	$788,726	$456,361

As of June 30, 2024, the Company sold manufactured products to Yangzhou Meihua Import and Export Co., Ltd. Subsequently, the Company collected $414,670 in August 2024.

(3) Due from related parties

Name of related party	June 30, 2024	December 31, 2023
Li Jun	$-	$21,127
Hainan Guoxie	5,375,546	-
Total	$5,375,546	$21,127

During the six months ended June 30, 2024, the Company advanced $5,375,546 to Hainan Guoxie. The advance is interest-free and will be converted into a capital injection in Hainan Guoxie.

(4) Deposits to a related party -noncurrent

Name of related party	June 30, 2024	December 31, 2023
Liu Fang	$8,944,298	$9,155,059

On January 19, 2023, Huadong signed a letter of intent with Ms. Liu Fang to purchase 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd (“Guomai”). The Company prepaid $9.2 million (RMB65 million) in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Guomai was pledged to Huadong. The transaction has not been completed as of the date of this report.

(5) Related Party Sales

The Company sells products to its related parties and the sales amount from related parties for the six months ended 2024 and 2023 are as follows:

	For the Six Months ended June 30,
Name of related party	2024	2023
Yangzhou Meihua Import and Export Co., Ltd.	$307,805	$11,751

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024 through the issuance date of the unaudited condensed consolidated financial statements and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.